

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 21, 2009

Keith Hor
Chief Financial Officer
23rd Floor, Building A, Galaxy Century,
No. 3069, Caitian Road, Futian District,
Shenzhen, the PRC
Post Code: 518026

> **Re:** **Diguang International Development Co., Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33112**

Dear Mr. Hor:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief